Exhibit 99.1

AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AGREEMENT (this “Agreement”), which amends the Arrangement Agreement (as defined below), is made and effective as of June 22, 2010 between Quad/Graphics, Inc., a corporation organized and existing under the laws of the State of Wisconsin, U.S.A. (“Acquiror”), 7345933 Canada Inc., a corporation organized and existing under the laws of Canada and World Color Press Inc., a corporation organized and existing under the laws of Canada (“Company”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings set forth in the Arrangement Agreement.

WHEREAS, Acquiror and Company entered into an arrangement agreement made as of January 25, 2010 (as it may be amended or modified from time to time, the “Arrangement Agreement”).

WHEREAS, Acquiror and Company may, by mutual agreement, amend the Arrangement Agreement pursuant to Section 6.3 of the Arrangement Agreement, and the Plan of Arrangement pursuant to Section 6.3 of the Arrangement Agreement and Section 5.2 of the Plan of Arrangement.

WHEREAS, in furtherance of the transactions contemplated by the Arrangement Agreement, and as contemplated by the Arrangement Agreement and the Plan of Arrangement, Acquiror and Company wish to make certain amendments to the Plan of Arrangement.

NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound, Acquiror and Company agree as follows:

Section 1.1.            Plan of Arrangement.The Arrangement Agreement is hereby amended by replacing Exhibit B thereto (being the Plan of Arrangement), in its entirety, with Exhibit A hereto, in its entirety.

Section 1.2.            Amendment.No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any party, is binding unless made in accordance with the terms of the Arrangement Agreement.

Section 1.3.            Entire Agreement; No Third Party Beneficiaries.

(a)           This Agreement, the Arrangement Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior understandings, agreements, representations or warranties, both written and oral, among the Parties with respect to the subject matter thereof; provided, however, the provisions of this Agreement and the Arrangement Agreement shall supersede any conflicting provisions of the Confidentiality Agreement. Except for the amendments to the Arrangement Agreement made pursuant to this Agreement, all terms and conditions of the Arrangement Agreement shall continue in full force and effect in accordance with its provisions, and the same are hereby ratified and confirmed.

(b)           This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective permitted successors and permitted assigns.

Section 1.4.            Assignment; Binding Effect.No Party may assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise, including a merger or amalgamation) unless such assignment is made in accordance with the terms of the Arrangement Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns.

Section 1.5.            Governing Law and Venue.This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S.A. without giving effect to any choice or conflict of law provision or rule, except to the extent mandatorily governed by the laws of Canada or the laws of the State of Wisconsin, U.S.A. The Parties hereby irrevocably submit to the personal jurisdiction of the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Federal court in the United States.

Section 1.6.            Severability.If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, a suitable and equitable provision shall be substituted therefor in order to carry out the original intent and purpose of such invalid or unenforceable provision of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 1.7.            Interpretation.For purposes of this Agreement, (a) the words “including” and “include” shall be deemed to be followed by the words “without limitation,” (b) the words “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole, and (c) references to “$” refer to United States Dollars. Unless the context otherwise requires, references in this Agreement (i) to Sections, Exhibits and Schedules mean the Sections of, and the Exhibits and Schedules attached to, this Agreement and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement. Capitalized terms used but not otherwise defined in the Schedules and Exhibits referred to in this Agreement shall have the meanings set forth in this Agreement. Headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it

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and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

QUAD/GRAPHICS, INC.

By:	/s/John C. Fowler
Name:	John C. Fowler
Title:	Senior Vice President and Chief Financial Officer

7345933 CANADA INC.

By:	/s/Andrew R. Schiesl
Name:	Andrew R. Schiesl
Title:	Director

WORLD COLOR PRESS INC.

By:	/s/Mark A. Angelson
Name:	Mark A. Angelson
Title:	Chairman and Chief Executive Officer

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Exhibit A

Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                                                                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquiror” means Quad/Graphics, Inc., a corporation organized and existing under the laws of the State of Wisconsin;

“Acquiror Class A Common Stock” means shares of class A common stock in the capital of Acquiror;

“Acquiror Class B Common Stock” means shares of class B common stock in the capital of Acquiror;

“Acquiror Class C Common Stock” means shares of class C common stock in the capital of Acquiror;

“Acquiror Dividend” means the dividend in an aggregate amount equal to the Specified Amount, payable upon completion of the Arrangement to holders of record of shares of Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Class C Common Stock as of the moment in time immediately prior to the amalgamation provided for in Section 2.2(3);

“Acquiror Sub 1” means 3243895 Nova Scotia Limited, a limited liability company organized and existing under the laws of Nova Scotia, and a wholly-owned subsidiary of Acquiror;

“Acquiror Sub 2” means 3243896 Nova Scotia Limited, a limited liability company organized and existing under the laws of Nova Scotia, and a wholly-owned subsidiary of Acquiror Sub 1;

“Acquiror Sub 3” means 7345933 Canada Inc., a corporation organized and existing under the laws of Canada, and a wholly-owned subsidiary of Acquiror Sub 2;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;

“Amalco” means the corporation to be formed upon the amalgamation of Acquiror Sub 3 and Company, as provided for in this Plan of Arrangement;

“Amalco Common Shares” has the meaning ascribed thereto in Section 2.3;

“Amalco Convertible Preferred Share Redemption Price” means $8.00 together with an amount equal to the sum of (i) all accrued and unpaid cash dividends (including accrued and unpaid cash dividends calculated on the amount of unpaid cash dividends) on such shares plus (ii) all accrued and unpaid cash dividends (including accrued and unpaid cash dividends calculated on the amount of unpaid cash dividends) in respect of the Company Preferred Shares, in each case up to but excluding the Effective Date;

“Amalco Convertible Preferred Shares” has the meaning ascribed thereto in Section 2.3;

“Amalco Note” means a promissory note of Amalco in the principal amount equal to the fair market value of the total number of Amalco Redeemable Preferred Shares, which shall be convertible at the option of the holder into the same number of Amalco Common Shares;

“Amalco Note 2” means a promissory note of Amalco in the principal amount equal to the amount necessary to (a) repay the Amalco Third Party Debt in full in accordance with Section 2.2(7), (b) purchase for cancellation all unexercised Company Warrants in accordance with Section 2.2(9), (c) redeem all Amalco Convertible Preferred Shares in accordance with Section 2.2(10), and (d) make the cash payments in accordance with the Company RSU Plan and the Company DSU Plan in accordance with Section 2.2(11);

“Amalco Redeemable Preferred Shares” has the meaning ascribed thereto in Section 2.3;

“Amalco Third Party Debt” means all the debt of Company (including the principal amounts and accrued and unpaid interest thereof) outstanding immediately prior to the Effective Time under the Revolving Credit Agreement and the Term Facility Agreement, which will be assumed by Amalco in full upon consummation of the amalgamation provided for in Section 2.2(3);

“Amalco U.S. Sub” means World Color (USA) Holding Company, a corporation organized and existing under the laws of Delaware, which will become a wholly-owned subsidiary of Amalco upon consummation of the amalgamation provided for in Section 2.2(3);

“Amalco U.S. Sub 2” means World Color (USA) Corp., a corporation organized and existing under the laws of Delaware;

“Amalco U.S. Third Party Debt” means the 10% senior guaranteed notes due July 15, 2013, issued by Amalco U.S. Sub 2 under the Senior Notes Indenture;

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Company and Acquiror, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of January 25, 2010 between Acquiror and Company, including all schedules and exhibits, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Company Shareholders and the Company Preferred Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Exhibit A attached to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made;

“business day” means any day which banks are not required or authorized to close in the State of New York or the Province of Québec;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Charter Documents” means the articles and by-laws and similar constating documents of Company;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means World Color Press Inc., a corporation organized and existing under the laws of Canada;

“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Company Shareholders, the Company Preferred Shareholders and the Company Warrantholders, in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Common Shares” means the common shares in the capital of Company;

“Company DSU Plan” means the Company’s amended and restated deferred share unit plan dated September 7, 2009;

“Company DSUs” means the deferred share units issued under the Company DSU Plan;

“Company Indenture” means the Series I and Series II Warrant Indenture dated as of July 21, 2009 between Company and Computershare Trust Company of Canada, as Warrant Agent;

“Company Meeting” means the special meeting of Company Shareholders and Company Preferred Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Preferred Shareholders” means the registered holders of Company Preferred Shares;

“Company Preferred Shares” means the class A convertible preferred shares in the capital of Company;

“Company Rights Agreement” means the Shareholder Rights Plan Agreement dated as of February 19, 2010 between Company and Computershare Investor Services Inc., and any other similar agreement entered into by Company prior to the Effective Date;

“Company RSU Plan” means the Company’s amended and restated restricted share unit plan dated March 31, 2010;

“Company RSUs” means the restricted share units issued under the Company RSU Plan;

“Company Shareholders” means the registered holders of Company Common Shares;

“Company Warrantholders” means the registered holders of Company Warrants;

“Company Warrants” means, collectively, the Series I Warrants and the Series II Warrants created under the Company Indenture;

“Court” means the Superior Court of Québec, Commercial Division;

“Depository” means Computershare Investor Services Inc.;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Deadline” has the meaning ascribed thereto in Section 3.1(1);

“Dissent Rights” has the meaning ascribed thereto in Section 3.1(1);

“Dissenting Shareholder” means a registered holder of Company Common Shares, other than Escrowed Shares, who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Common Shares, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 1:01 a.m. in Montreal, Canada on the Effective Date, or such other time as may be agreed to in writing by Company and Acquiror prior to the Effective Date;

“Encumbrance” means any (i) Lien, (ii) shareholders’ agreement, voting trust, proxy, power of attorney or similar instrument, (iii) right or privilege capable, without action by the issuer of an Equity Interest, of becoming a shareholders’ agreement, voting trust, proxy, power of attorney or other instrument affecting such Equity Interest and (iv) restriction affecting the ability of any holder of an Equity Interest to exercise all ownership rights thereto;

“Equity Interests” means (i) any partnership interests, (ii) any membership interests or units, (iii) any shares of capital stock, (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (v) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any person to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (vi) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, (vii) any other interest classified as an equity security of a person, or (viii) any restricted share unit, deferred share unit or similar right which is valued on the basis of an equity security of a person;

“Equity Payment Amounts” has the meaning ascribed thereto in the Arrangement Agreement (and, for the avoidance of any doubt, includes the aggregate amount of cash described in Section 2.5(3) paid by Amalco’s payroll provider);

“Escrow Agent” means Computershare Trust Company of Canada, in its capacity as escrow agent under the Escrow Agreement;

“Escrow Agreement” means the escrow agreement dated as of July 21, 2009 between Company and Escrow Agent with respect to certain securities of Company, including the Escrowed Shares;

“Escrowed Shares” means the Company Common Shares held by the Escrow Agent as of the Dissent Deadline pursuant to the terms of the Escrow Agreement;

“Final Order” means the final order of the Court in a form reasonably acceptable to Company and Acquiror, approving the Arrangement, as such order may be amended by the Court (with the consent of both Company and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Company and Acquiror);

“Governmental Entity” means any supranational, national, provincial, state, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority;

“Interim Order” means the interim order of the Court in a form reasonably acceptable to Company and Acquiror, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Company and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed;

“Law” means any supranational, national, provincial, state or local statute, law (including common law), ordinance, rule or regulation;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by Company to Company Shareholders, Company Preferred Shareholders or Company Warrantholders in a form acceptable to Acquiror, acting reasonably, for use by such Company Shareholders, Company Preferred Shareholders or Company Warrantholders in connection with the Arrangement as contemplated herein;

“Liens” means mortgages, liens (statutory or otherwise), security interests, easements, encroachments, rights-of-way, rights of refusal or encumbrances of any nature whatsoever;

“Notice of Dissent” means a written notice provided by a registered holder of Company Common Shares (other than Escrowed Shares) to Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“Party” or “Parties” means Acquiror, Acquiror Sub 1, Acquiror Sub 2, Acquiror Sub 3 and/or Company, as the case may be;

“person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity;

“Plan of Arrangement” means this Plan of Arrangement, and any amendments or variations thereto made in accordance with Section 6.3 of the Arrangement Agreement or Section 5.2 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Company and Acquiror, each acting reasonably; and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement or the Arrangement Agreement as the context requires;

“Plan of Reorganization” means the plan of compromise and reorganization under both the Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code, approved by the creditors of Company on June 22, 2009 and sanctioned by the Court on June 30, 2009, and confirmed by the U.S. Bankruptcy Court on July 2, 2009;

“Residual Cash Amount” means $93,333,333, less the Equity Payment Amounts;

“Revolving Credit Agreement” has the meaning ascribed thereto in the Arrangement Agreement;

“Senior Notes Indenture” has the meaning ascribed thereto in the Arrangement Agreement;

“Share Exchange Ratio” has the meaning ascribed thereto in the Arrangement Agreement;

“Specified Amount” means (i) $140,000,000 less (ii) the aggregate amount of all distributions (other than tax distributions permitted by the Arrangement Agreement) that are declared by Acquiror after January 23, 2010 and before the Effective Date with respect to the Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Class C Common Stock;

“subsidiary” of any person shall mean any corporation or other form of legal entity (i) an amount of the outstanding voting securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which is owned or controlled, directly or indirectly, by such person or by one or more of its subsidiaries) or (ii) with respect to which such person or one or more of its subsidiaries is the general partner or the managing member or has similar authority;

“Tax Act” means the Income Tax Act (Canada);

“Term Facility Agreement” has the meaning ascribed thereto in the Arrangement Agreement;

“TSX” means the Toronto Stock Exchange; and

“Warrant Agent” means Computershare Trust Company of Canada.

1.2                                                                               Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3                                                                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4                                                                               Time

Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local time (Montreal, Canada) unless otherwise stipulated herein or therein.

1.5                                                                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars.

1.6                                                                               Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2

THE ARRANGEMENT

2.1                                                                               Effectiveness

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective at the Effective Time and will be binding from and after the Effective Time on: (i) Company; (ii) Acquiror; (iii) Amalco; (iv) Acquiror Sub 1; (v) Acquiror Sub 2; (vi) Acquiror Sub 3; (vii) all registered holders and all beneficial owners of Company Common Shares, Company Preferred Shares and Company Warrants; (viii) all registered holders and all beneficial owners of Company RSUs and Company DSUs; (ix) all holders of Rights under the Company Rights Agreement; (x) the registrar and transfer agent in respect of the Company Common Shares and the Company Preferred Shares; (xi) the Warrant Agent under the Company Indenture; (xii) the rights agent under the Company Rights Agreement; (xiii) the Escrow Agent; (xiv) beneficial owners of, or parties with a contingent right to receive, Escrowed Shares; and (xv) the Depository.

2.2                                                                               The Arrangement

Commencing at the Effective Time, the following shall occur, and be deemed to occur, in the following order, with each step occurring immediately following the preceding step, without further act or formality:

(1)                                  notwithstanding the terms of the Company Rights Agreement, the Company Rights Agreement shall be terminated and all rights issued pursuant to the Company Rights Agreement shall be cancelled without any payment in respect thereof;

(2)                                  each Company Common Share in respect of which Dissent Rights have been validly exercised shall be repurchased and cancelled by Company, without any further act or formality on its part, in consideration for a debt claim against Company in an amount determined and payable in accordance with Article 3, and the name of such holder shall be removed from the register of Company Shareholders (in respect of the Company Common Shares for which Dissent Rights have been validly exercised);

(3)                                  Acquiror Sub 3 and Company shall amalgamate to form Amalco, as more fully described in Section 2.3;

(4)                                  Acquiror shall (a) issue shares of Acquiror Class A Common Stock to Acquiror Sub 1, in a number equal to the Share Exchange Ratio multiplied by the total number of Amalco Redeemable Preferred Shares, in exchange for the issuance to Acquiror of common shares of Acquiror Sub 1 with a fair market value equal to the fair market value of such shares of Acquiror

Class A Common Stock and (b) contribute to Acquiror Sub 1 the cash amount, if any, that may be required by Acquiror Sub 2 to make the cash payments pursuant to clause (6), in exchange for the issuance to Acquiror of common shares of Acquiror Sub 1 with a fair market value equal to such cash amount;

(5)                                  Acquiror Sub 1 shall (a) transfer its shares of Acquiror Class A Common Stock acquired pursuant to clause (4) to Acquiror Sub 2 in exchange for the issuance to Acquiror Sub 1 of common shares of Acquiror Sub 2 with a fair market value equal to the fair market value of such shares of Acquiror Class A Common Stock and (b) contribute to Acquiror Sub 2 the cash amount received pursuant to clause (4), in exchange for the issuance to Acquiror Sub 1 of common shares of Acquiror Sub 2 with a fair market value equal to such cash amount;

(6)                                  each Amalco Redeemable Preferred Share shall be acquired by Acquiror Sub 2 from former holders of Company Common Shares in exchange for (i) the number of shares of Acquiror Class A Common Stock equal to the Share Exchange Ratio and (ii) a cash payment equal to the quotient obtained by dividing the Residual Cash Amount by the total number of Amalco Redeemable Preferred Shares;

(7)                                  (a) Acquiror shall make a loan to Amalco in an amount equal to the principal amount of Amalco Note 2 and Amalco shall issue Amalco Note 2 to Acquiror, (b) Amalco shall repay the Amalco Third Party Debt in full, and (c) Amalco U.S. Sub 2 shall furnish, pursuant to section 3.1 of the Senior Notes Indenture, such redemption notice as may be necessary to effect, as soon as reasonably practicable (but in no event more than 60 days) after the Effective Time, a redemption of all the Amalco U.S. Third Party Debt in accordance with section 3.7 of the Senior Notes Indenture;

(8)                                  the Acquiror Dividend shall be declared;

(9)                                  notwithstanding the terms of the Company Indenture, Amalco shall purchase for cancellation each unexercised Company Warrant without any act or formality on its part in exchange for the applicable cash payment, if any, as required by the Company Indenture, calculated as of the Effective Date, for each Company Warrant;

(10)                            each outstanding Amalco Convertible Preferred Share shall be redeemed by Amalco without any act or formality on its part in exchange for a cash payment equal to the Amalco Convertible Preferred Share Redemption Price for each Amalco Convertible Preferred Share;

(11)                            except as provided in Section 1.2 of the Arrangement Agreement, the Company RSUs and Company DSUs granted and outstanding immediately prior to the Effective Time, without any further action on behalf of the holder thereof shall be disposed of and surrendered by the holders thereof to Amalco without any act or formality on its or their part in exchange for cash payments by Amalco calculated in accordance with the Company RSU Plan or the Company DSU Plan, as applicable;

(12)                            all of the Company RSUs and Company DSUs issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled and the Company RSU Plan and the Company DSU Plan shall be terminated;

(13)                            the Amalco Redeemable Preferred Shares held by Acquiror Sub 2 shall be immediately redeemed by Amalco, without any act or formality on the part of Acquiror Sub 2 or Amalco, in exchange for the issuance of the Amalco Note to Acquiror Sub 2;

(14)                            the Amalco Note shall be immediately converted by Acquiror Sub 2 into Amalco Common Shares; and

(15)                            (a) Amalco shall sell all of the shares of Amalco U.S. Sub and World Color Iceland ehf, and all of the units of World Color Capital II, LLC, to Acquiror in exchange for a cash payment to be agreed between Amalco and Acquiror, which payment will be subject to certain adjustments after the Effective Date as agreed between Amalco and Acquiror, and (b) Amalco shall repay Amalco Note 2.

2.3                                                                               Amalgamation of Acquiror Sub 3 and Company

Pursuant to Section 2.2(3), Acquiror Sub 3 and Company shall amalgamate and continue as Amalco under the CBCA, with the effect described below unless and until otherwise determined in the manner required by Law or this Plan of Arrangement, and the following shall apply:

Name. The name of Amalco shall be World Color Press Inc. / Imprimerie World Color Inc.

Registered Office. The registered office of Amalco shall be 999 Boulevard de Maisonneuve West, Suite 1100, Montreal, Québec, H3A 3L4.

Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise.

Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares designated as “Common Shares” (“Amalco Common Shares”), an unlimited number of convertible preferred shares designated as “Class A Preferred Shares” (“Amalco Convertible Preferred Shares”) and an unlimited number of convertible redeemable preferred shares designated as “Class B Preferred Shares” (“Amalco Redeemable Preferred Shares”).

Shares. Each common share of Acquiror Sub 3 shall be converted into one Amalco Common Share. Each Company Common Share shall be converted into one Amalco Redeemable Preferred Share. Each Company Preferred Share shall be converted into one Amalco Convertible Preferred Share.

Terms of Shares. The Amalco Common Shares shall have the same terms as the Company Common Shares. The Amalco Convertible Preferred Shares shall have the same terms as the Company Preferred Shares except that (i) they shall be convertible into Amalco Common Shares instead of Company Common Shares and (ii) they shall be immediately redeemable without prior notice or formality at any time and from time to time by Amalco. The Amalco Redeemable Preferred Shares shall have the terms set forth in Schedule A attached hereto.

Number of Directors. The number of directors of Amalco shall not be less than 1 and not more than 3, and otherwise as the shareholders of Amalco may from time to time determine by special resolution or, if empowered to do so by special resolution, as the directors of Amalco may from time to time determine.

Initial Directors. The initial directors of Amalco shall be identified by Acquiror prior to the Effective Time.

By-laws. The by-laws of Amalco shall be the same as the by-laws of Acquiror Sub 3.

Stated Capital. The aggregate of the stated capital of the issued and outstanding shares of Amalco shall be equal to the aggregate of the stated capital of the issued and outstanding shares of Acquiror Sub 3 and Company immediately prior to their amalgamation. For greater certainty, (i) the stated capital of the Amalco Common Shares shall be equal to the stated capital of the common shares of Acquiror Sub 3, (ii) the stated capital of the Amalco Convertible Preferred Shares shall be equal to the stated capital of the Company Preferred Shares and (iii) the stated capital of the Amalco Redeemable Preferred Shares shall be equal to the stated capital of the Company Common Shares.

Effect of Amalgamation. On the Effective Date and at the time specified in Section 2.2(3): (i) the amalgamation of Company and Acquiror Sub 3 and their continuance as Amalco shall become effective; (ii) the property of each of Company and Acquiror Sub 3 shall continue to be the property of Amalco; (iii) Amalco shall continue to be liable for the obligations of Company and Acquiror Sub 3; (iv) all existing causes of action, claims or liabilities to prosecution with respect to Company and Acquiror Sub 3 shall be unaffected; (v) all civil, criminal or administrative actions or proceedings pending by or against Company or Acquiror Sub 3 may be continued to be prosecuted by or against Amalco; (vi) all convictions against, or rulings, orders or judgments in favour or against, Company or Acquiror Sub 3 may be enforced by or against Amalco; and (vii) the Articles of Arrangement shall be deemed to be the articles of incorporation of Amalco and the Certificate of Arrangement shall be deemed to be the certificate of incorporation of Amalco.

2.4                                                                               Letter of Transmittal

At the time of mailing the Company Circular or as soon as practicable thereafter, Company shall forward to each Company Shareholder, Company Preferred Shareholder, Company Warrantholder and each holder of Company RSUs and Company DSUs at the address of such holder as it appears on the registers maintained by or on behalf of Company in respect of such holders, (i) a Letter of Transmittal in the case of each of Company Shareholders, Company Preferred Shareholders and Company Warrantholders and (ii) instructions for obtaining delivery of the Company’s payment obligations pursuant to Section 2.2(11) in the case of the holders of Company RSUs and Company DSUs.

2.5                                                                               Delivery of Shares of Acquiror Class A Common Stock and Other Payments

(1)                                  After the Effective Date, each former Company Shareholder (other than Dissenting Shareholders) shall be entitled to receive, and the Depository shall deliver to such holder on receipt by the Depository of a Letter of Transmittal duly completed and executed in the manner described therein and accompanied by the certificates evidencing the Amalco Redeemable Preferred Shares held by such holder (which may be evidenced by certificates evidencing the Company Common Shares previously held by such holder), (i) a certificate representing the number of shares of Acquiror Class A Common Stock such holder has the right to receive pursuant to this Plan of Arrangement, and (ii) a cash payment in accordance with Section 2.2(6).

(2)                                  On the Effective Date, Acquiror shall deposit, on behalf of Amalco, the money required for the payment of the obligations to (i) holders of Amalco Redeemable Preferred Shares pursuant to Section 2.2(6), (ii) Company Warrantholders pursuant to Section 2.2(9), and (iii) holders of Amalco Convertible Preferred Shares pursuant to Section 2.2(10), for the benefit of and in trust for such holders in special accounts with the Depository to be paid to or to the order of the respective former holders without interest. Such payment to or to the order of the aforesaid former holders of Amalco Redeemable Preferred Shares and Amalco Convertible Preferred Shares shall be made on presentation to the Depository of the certificates representing the Company Common Shares (in the case of Amalco Redeemable Preferred Shares) and Company Preferred Shares (in the case of the Amalco Convertible Preferred Shares) and such other documents and instruments, if any, as Amalco and/or the Depository may reasonably require. All such money shall be cash, denominated in United States dollars in same day funds. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. As soon as practicable after the Effective Time, the Depository shall deliver on behalf of Amalco to each holder of Amalco Redeemable Preferred Shares, Company Warrantholder and holder of Amalco Convertible Preferred

Shares, as reflected on the books and records of the Company, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2.2(6), Section 2.2(9) or Section 2.2(10), as applicable. Thereafter, Amalco shall be fully discharged from its cash payment obligations to former holders of Amalco Redeemable Preferred Shares, Company Warrants and Amalco Convertible Preferred Shares in Section 2.2(6), Section 2.2(9) and Section 2.2(10), respectively, and the rights of such holders shall be limited to receiving, without interest, from the Depository their proportionate portion of the money so deposited. Any interest on such deposit shall belong to Acquiror.

(3)                                  As soon as practicable after the Effective Time, Amalco’s payroll provider shall deliver to each holder of Company RSUs and holder of Company DSUs, as reflected on the books and records of the Company, the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2.2(11), it being understood that the Company will have advanced such amount of cash to its payroll provider prior to the Effective Time. Thereafter, Amalco shall be fully discharged from its cash payment obligations to former holders of Company RSUs and Company DSUs in Section 2.2(11), and the rights of such holders shall be limited to receiving, without interest, from Amalco their proportionate portion of the money so deposited.

2.6                                                                               Expiration of Rights

Any certificate or certificates which immediately prior to the Effective Time represented Company Common Shares that were exchanged pursuant to this Plan of Arrangement for Amalco Redeemable Preferred Shares upon the amalgamation of Company and Acquiror Sub 3 which in turn were exchanged for shares of Acquiror Class A Common Stock in accordance with Section 2.2(3) but which have not been surrendered, together with a Letter of Transmittal, to the Depository on or prior to the third anniversary of the Effective Date shall, subject to applicable law, cease to represent a claim or interest of any kind or nature as a securityholder of Company or Acquiror. On such date, the shares of Acquiror Class A Common Stock to which the former holder of the certificate or certificates referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Acquiror, together with all entitlements to dividends, distributions and interest thereon held for such former holder. Any amounts deposited with the Depository for the monies payable to (i) holders of Amalco Redeemable Preferred Shares pursuant to Section 2.2(6), (ii) Company Warrantholders pursuant to Section 2.2(9) or (iii) holders of Amalco Convertible Preferred Shares pursuant to Section 2.2(10), which remain unclaimed on the date which is three years from the Effective Date shall be forfeited to Acquiror and paid to or as directed by Acquiror and the former holders of Amalco Redeemable Preferred Shares, Company Warrantholders or holders of Amalco Convertible Preferred Shares, as applicable, shall thereafter have no right to receive their entitlement to payments pursuant to Section 2.2(6), Section 2.2(9) or Section 2.2(10), as applicable. Any amounts payable to holders of Company RSUs and Company DSUs pursuant to Section 2.2(11) which remain unclaimed on the date which is three years from the Effective Date shall be forfeited to Amalco and paid to or as directed by Amalco and the former holders of Company RSUs and Company DSUs, as applicable, shall thereafter have no right to receive their entitlement to payments pursuant to Section 2.2(11).

2.7                                                                               No Fractional Shares

No fractional shares of Acquiror Class A Common Stock will be issued pursuant to this Plan of Arrangement. A fractional interest in a share of Acquiror Class A Common Stock shall be satisfied by a cash payment (without interest) determined by multiplying such fraction by an amount equal to (i) the average of the daily high and low sales prices per share of Company Common Shares on the TSX on the last trading day immediately preceding the Effective Date divided by (ii) the Share Exchange Ratio.

2.8                                                                               Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 3
RIGHTS OF DISSENT

3.1                                                                               Dissent Rights

(1)                                  Each Company Shareholder may exercise rights of dissent with respect to its Company Common Shares, other than Escrowed Shares, pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that notwithstanding (i) Section 190(5) of the CBCA, a Notice of Dissent is received by Company by no later than 5:00 p.m. (Montreal Time) on the business day prior to the date of the Company Meeting, or, if the Company Meeting is adjourned or postponed, 5:00 p.m. (Montreal Time) on the business day prior to the date of such adjourned or postponed Company Meeting (the “Dissent Deadline”).

(2)                                  Company Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Company Common Shares, without any further act or formality on their part, free and clear of all Encumbrances, in accordance with Section 2.2, and such Company Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Company Common Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including shares of Acquiror Class A Common Stock had such Company Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting holder of Company Common Shares in accordance with Section 2.2.

(3)                                  In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company RSUs and Company DSUs, (ii) Company Preferred Shareholders, (iii) Company Warrantholders, (iv) the Escrow Agent or any beneficial holders of Escrowed Shares and (v) Company Shareholders who vote in favour of the Arrangement Resolution.

(4)                                  In no case shall Company, Acquiror, Amalco, the Depository, the registrar and transfer agent in respect of the Company Common Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Company Common Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of Company Shareholders as at the Effective Time as provided in Article 2.

ARTICLE 4
CERTIFICATES

4.1                                                                               Certificates

From and after the Effective Time, until surrendered as contemplated by Section 2.5, each certificate formerly representing Company Common Shares shall represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender (i) the applicable shares of Acquiror Class A Common Stock and (ii) a cash payment in accordance with Section 2.2(6). From and after the Effective Time, each Company Preferred Share, Company Warrant, Company RSU or Company DSU and any evidence thereof shall be deemed, at all times after the Effective Time, to represent only the right to receive the applicable payments specified in this Plan of Arrangement.

4.2                                                                               Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that was sold and transferred in accordance with Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depository will (i) issue and deliver to such person the shares of Acquiror Class A Common Stock that such person would have been entitled to had such share certificate not been lost, stolen or destroyed and (ii) pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such issuance and delivery of shares of Acquiror Class A

Common Stock and payment of cash in exchange for any lost, stolen or destroyed certificate, the person to whom share certificates are to be issued and delivered and cash is to be paid shall, at the sole discretion of Acquiror, give a bond satisfactory to Acquiror in such sum as Acquiror may direct or otherwise indemnify the Depository and Acquiror in a manner satisfactory to each of them against any claim that may be made against the Depository or Acquiror with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
GENERAL

5.1                                                                               Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs and Company DSUs issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs and Company DSUs, any trustee or transfer agent therefor in relation thereto, Company, Acquiror, Acquiror Sub 1, Acquiror Sub 2, Acquiror Sub 3, Amalco, the Escrow Agent, the Depository, and the Rights Agent under the Company Rights Agreement, shall be solely as provided for in this Plan of Arrangement, (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs and Company DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein, and (iv) this Plan of Arrangement shall take precedence and priority over the Court’s orders in respect of the Plan of Reorganization and all other orders of the Court with respect to Company, the Company Common Shares, the Company Preferred Shares, the Company Warrants, the Company RSUs or the Company DSUs.

5.2                                                                               Amendment

(1)                                  Subject to Sections 5.2(2) and (4), Company and Acquiror reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Final Order hearing, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by Company and Acquiror, (ii) filed with the Court and approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Company Shareholders if and in the manner as required by the Court.

(2)                                  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company at any time prior to or at the Company

Meeting (provided that Acquiror shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)                                  Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is agreed to by each of Company and Acquiror (in each case acting reasonably); (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(4), which shall not require such filing), and (iii) if required by the Court, it is consented to by holders of the Company Common Shares and Company Preferred Shares voting together as a single class in the manner directed by the Court.

(4)                                  Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Acquiror unilaterally after the Effective Date without the approval of the Company Shareholders or Company provided that it concerns a matter which, in the reasonable opinion of Acquiror, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Company Shareholders, Company Preferred Shareholders, Company Warrantholders and holders of Company RSUs and Company DSUs.

5.3                                                                               Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4                                                                               Withholding Rights

Notwithstanding anything in the Arrangement Agreement or this Plan of Arrangement to the contrary, Company, Amalco, the Depository, Acquiror or one or more affiliates or subsidiaries of Acquiror (including, for greater certainty, Acquiror Sub 1, Acquiror Sub 2 and Acquiror Sub 3), as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to the Arrangement Agreement or this Plan of Arrangement to any Company Shareholder, Company Preferred Shareholder, Company Warrantholder, holder of Company RSUs or Company DSUs, holder of Amalco Convertible Preferred Shares, or holder of Amalco Redeemable Preferred Shares, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code, or any provision of applicable local, state, provincial or foreign tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement Agreement and this Plan of Arrangement as having been paid to the former holder of the Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs or Company DSUs, Amalco Convertible Preferred Shares, or Amalco Redeemable Preferred Shares, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable Laws.

Schedule A - Terms for Amalco Redeemable Preferred Shares

(A) Dividends: To the extent permitted under the Act and before the participation rights of the holders of Common Shares but subject to the prior participation rights of the holders of Class A Preferred Shares, the holders of Class B Preferred Shares shall be entitled to receive dividends if, as and when declared by the Board, out of the assets and funds of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine.

(B) Notice and Voting: The holders of Class B Preferred Shares shall not be entitled to receive notice of or to attend meetings of shareholders of the Corporation and shall not be entitled to vote at such meetings;

(C) Liquidation: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of property of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of Class B Preferred Shares shall be entitled to receive from the property of the Corporation a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all the Class B Preferred Shares held by them respectively before any amount shall be paid or any property of the Corporation distributed to the holders of Common Shares but after all amounts shall be paid by the Corporation to holders of Class A Preferred Shares. After payment to the holders of Class B Preferred Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the property of the Corporation;

(D) Redemption: The Corporation may, subject to the requirements of the Act, upon the giving of such notice, if any, and following of such procedures as the Board may determine from time to time redeem at any time the whole or from time to time any part of the then outstanding Class B Preferred Shares, either on a pro rata basis or otherwise, on payment of an amount for each share to be redeemed equal to (i) the fair market value of that number of shares of Acquiror Class A Common Stock equal to the Share Exchange Ratio plus all declared and unpaid cash dividends thereon and (ii) the quotient obtained by dividing the Residual Cash Amount by the total number of Class B Preferred Shares on the date of redemption, the whole constituting and being hereinafter referred to as the “Redemption Amount”.

On or after the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class B Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Corporation or any other place designated by the Corporation in the notice of redemption of the certificates representing the Class B Preferred Shares called for redemption. In the alternative, the Corporation at its sole option may satisfy the portion of the Redemption Amount equal to the fair market value of that number of shares of Acquiror Class A Common Stock equal to the Share Exchange Ratio by delivering or arranging for Acquiror or Acquiror Sub 2 to deliver to registered holders of Class B Preferred Shares for each Class B Preferred Share to be redeemed, that number of shares of Acquiror Class A Common Stock. In addition, in the event that all of the issued and outstanding Class B Preferred Shares are held by one holder, the Corporation at its sole option may satisfy the payment of the aggregate Redemption Amount for all of the issued and outstanding Class B Preferred Shares by issuing to the holder a promissory note in the principal amount equal to such aggregate Redemption Amount, such promissory note being convertible at the option of the holder for that number of Common Shares equal to the number of issued and outstanding Class B Preferred Shares prior to their redemption. Such Class B Preferred Shares shall thereupon be redeemed. If less than all the Class B Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Class B Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption, the holders of the Class B Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(E) Conversion: The Corporation may, upon the giving of such notice, if any, and following of such procedures as the Board may determine from time to time convert at any time the whole or from time to time each Class B Preferred Share for a Common Share.

On or after the date specified for conversion, the Corporation shall issue to registered holders of the Class B Preferred Shares to be converted certificates representing the applicable number of Common Shares on presentation and surrender at the registered office of the Corporation of the certificates representing the Class B Preferred Shares being converted. If less than all of the Class B Preferred Shares represented by any certificate are converted, the holder shall be entitled to receive a new certificate for that number of Class B Preferred Shares represented by the original certificate which are not converted.

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“Acquiror Class A Common Stock” means shares of class A common stock in the capital of Quad/Graphics, Inc.;

“Acquiror Sub 2” means 3243896 Nova Scotia Limited, a limited liability company organized and existing under the laws of Nova Scotia;

“Arrangement Agreement” means the arrangement agreement made as of January 25, 2010 between Quad/Graphics, Inc. and World Color Press Inc., as it may be amended or modified from time to time;

“Equity Payment Amounts” has the meaning ascribed thereto in the Arrangement Agreement;

“Residual Cash Amount” means $93,333,333, less the Equity Payment Amounts;

“Share Exchange Ratio” has the meaning ascribed thereto in the Arrangement Agreement.

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